Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                            11 January 2006

                              WPP GROUP PLC ("WPP")

                    Wunderman to merge with Emerge in Denmark


WPP announces that its wholly-owned operating company Wunderman, the leading relationship marketing network, will merge its Danish operations with Emerge ("Emerge"), one of Denmark's leading independent agencies. The merged company will be renamed Emerge/Wunderman. WPP will retain a minority stake in Emerge/Wunderman, with options to acquire a majority interest.

Founded in 1998 and based in Copenhagen, Emerge has 28 employees. Clients include Coca-Cola, Danzka, KEF, Pen-Sam and Grundfos.

Emerge's revenues for the year ended 31 September 2004 were DKK 12 million, with net assets at the same date of DKK 2.7 million.

This investment continues WPP's strategy of developing its networks in important markets and sectors.

For further information please contact:

Feona McEwan, WPP                  44-20 7408 2204
www.wpp.com